UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                      For the month of February, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

         Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                           West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1    Name of company

     SPIRENT plc

2    Name of shareholder having a major interest

     FMR Corp. and Fidelity International Limited


3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Companies named in box 2 above and their direct and indirect subsidiaries, being non-beneficial holders

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Chase Nominees Ltd (FMRCO)                                         8,717,800
State Street Nominees Ltd (FMRCO)                                    428,300
State Street Bank & Trust Company (FMRCO)                         16,310,700
State Street Bank & Trust (FMTC)                                   3,137,900
Chase Manhattan Bank London (FISL)                                12,563,179
HSBC (FPM)                                                           619,700
Chase Nominees Ltd (FPM)                                           7,032,896
Northern Trust (FPM)                                               2,040,200
Chase Manhattan Bank London (FIL)                                  1,111,725
Bank of New York Brussels (FIL)                                      805,100
Northern Trust (FIL)                                               3,044,100
Chase Nominees Ltd (FIL)                                           9,979,540
Bank of New York London (FIL)                                      5,006,000
Nortrust Nominees Ltd (FIL)                                        3,107,200
State Street Bank & Trust (FIL)                                      296,400
HSBC Client Holdings Nominee (UK) Ltd (FIL)                       10,914,400
FMRCO - Fidelity Management & Research Company
FMTC - Fidelity Management Trust Company
FISL - Fidelity Investment Services Ltd
FPM - Fidelity Pension Management
FIL - Fidelity International Ltd

5    Number of shares/ amount of stock acquired

     900,000

6   Percentage of Issued Class

0.1 %

7   Number of shares/amount of stock disposed

N/a

8    Percentage of Issued Class

N/a

9     Class of security

      ORDINARY SHARES OF 3 1/3p EACH


10    Date of transaction

Not notified

11   Date company informed

26 February 2003


12    Total holding following this notification

85,115,140


13    Total percentage holding of issued class following this notification

9.03%

14   Any additional information



15   Name of contact and telephone number for queries

Michael Anscombe - 01293 767672

16   Name and signature of authorised company official
    responsible for making this notification


Date of notification 26 February 2003                    Michael Anscombe -
                                                    Assistant Company Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___26 February 2003____             By   ____/s/ Luke Thomas____

                                                    (Signature)*